UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 28, 2021

New York Community Bancorp, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	1-31565	06-1377322
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

102 Duffy Avenue Hicksville, New York	11801
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: 516 683-4100

615 Merrick Avenue, Westbury, New York 11590

(Former Name or Former Address, if Changed Since Last Report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	NYCB	The New York Stock Exchange
Bifurcated Option Note Unit SecuritiES SM	NYCB PU	The New York Stock Exchange
Fixed-to-Floating Rate Series A Noncumulative Perpetual Preferred Stock, $0.01 par value	NYCB PA	The New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

On July 28, 2021, New York Community Bancorp, Inc. (the “Company”) issued a news release reporting its financial results for the three and six months ended June 30, 2021. A copy of the news release is attached as Exhibit 99.1 to this report.

Item 8.01 Other Events.

On July 28, 2021, the Company announced that its Board of Directors declared a $0.17 per diluted common share dividend, payable on August 17, 2021 to shareholders of record as of August 7, 2021.

Item 9.01 Financial Statements and Exhibits.

Attached as Exhibit 99.1 is the news release issued by the Company on July 28, 2021 to report its financial results for the three and six months ended June 30, 2021.

(d)	Exhibits

Number	Description

Exhibit 99.1	Earnings Release

Exhibit 104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

New York Community Bancorp, Inc.

Date: July 28, 2021	By:	/s/ Salvatore J. DiMartino
Salvatore J. DiMartino Senior Managing Director Director, Investor Relations and Strategic Planning

Exhibit 99.1

NEWS RELEASE

102 Duffy Avenue, Hicksville, NY 11801 ● Phone: (516) 683-4420 ● www.myNYCB.com

FOR IMMEDIATE RELEASE	Investor/Media Contact:	Salvatore J. DiMartino
(516) 683-4286

NEW YORK COMMUNITY BANCORP, INC. REPORTS SECOND QUARTER 2021 DILUTED EPS OF $0.30 UP 43% AND $0.33 ON A NON-GAAP BASIS, UP 57% YEAR-OVER-YEAR AS THE NIM CONTINUES TO IMPROVE, LOWER OPERATING EXPENSES, SOLID CREDIT TRENDS, AND GOOD LOAN GROWTH

BOARD OF DIRECTORS DECLARES A $0.17 DIVIDEND PER COMMON SHARE

Second Quarter 2021 Summary

Another Strong Quarterly Performance Highlighted by Significant Year-Over-Year EPS Growth

•	Earnings/Net Income:

•	Diluted EPS of $0.30, up 43%; non-GAAP diluted EPS, excluding $10 million of merger-related expenses and $2 million for NYS tax changes, of $0.33 were up 57%.

•	Net income available to common shareholders was $144 million, up 48%.

•	Net income available to common shareholders, excluding non-recurring expenses totaled $156 million, up 61%.

•	Pre-provision net revenue (“PPNR”) was $208 million, up 32%; excluding merger-related expenses, PPNR totaled $218 million, up 38%. (1)

•	Recovery of credit losses of $4 million.

•	The efficiency ratio continued to improve during the quarter, dropping to 37%.

•	Return on average assets of 1.04% and return on average common shareholders’ equity of 9.00%.

•	Return on average tangible assets of 1.09% and return on average tangible common shareholders’ equity of 14.54%.

•	Net Interest Margin/Income:

•	NIM was 2.50%, up two bps sequentially and 32 bps year-over-year.

•	Prepayment income totaled $27 million compared to $20 million in the previous quarter.

•	Excluding prepayment income and the impact from excess liquidity, the NIM on a non-GAAP basis would have been 2.38%, up five bps and 29 bps, respectively.

•	Net interest income of $331 million, up 24% compared to second quarter 2020.

•	Balance Sheet Trends:

•	Total loans held for investment rose $449 million or 4% annualized to $43.6 billion on a linked-quarter basis.

•	During the quarter, we transferred $94 million of PPP loans that were held for sale to held for investment.

•	Excluding this transfer, total loans for investment increased $355 million or 3% annualized on a linked-quarter basis.

•	Multi-family loans were up $945 million to $32.6 billion, year-over-year and up $345 million or 4% annualized on a linked-quarter basis.

•	Specialty finance loans of $3.3 billion, were up $334 million or 11% year-over-year and up $59 million or 7% annualized on a linked-quarter basis.

•	Total deposits of $34.2 billion were relatively unchanged on a linked-quarter basis, but have increased $2.4 billion or 8% on a year-over-year basis.

•	Included in total deposits are $3.9 billion of loan-related deposits, up $388 million or 22% annualized compared to December 31, 2020.

•	Average deposits increased $2.3 billion or 7% compared to March 31, 2021 due to our deposit relationship with our technology partner.

•	CDs as a percentage of total deposits have declined from 38% in the year-ago quarter to 26% during the current second quarter, while overall deposits have increased.

•	Asset Quality:

•	As of June 30, 2021, deferred loans paying interest-only and escrow were $1.0 billion, down $1.5 billion or 60% compared to March 31, 2021.

•	Overall, total deferrals (full-payment and interest-only) have declined to $1 billion from $8.5 billion down 88%.

•	NPAs declined 2% compared to the previous quarter and were seven basis points of total assets, unchanged from the previous quarter.

•	The ACL increased $8 million to $202 million from December 31, 2020, representing 641.41% of total non-performing loans and 0.46% of total loans.

•	Capital Position at June 30, 2021:

•	Common Equity Tier 1 Capital Ratio was 9.84%.

•	Tier 1 Risk-Based Capital Ratio was 11.05%.

•	Total Risk-Based Capital Ratio was 13.05%.

•	Leverage Capital Ratio was 8.25%.

(1)

Pre-provision net revenue is a non-GAAP measure, but we believe it is relevant to understanding the Company’s financial results in light of the implementation of CECL and the economic impact of COVID-19.

Hicksville, N.Y., July 28, 2021 – New York Community Bancorp, Inc. (NYSE: NYCB) (the “Company”) today reported net income for the three months ended June 30, 2021 of $152 million, up 45% compared to the $105 million we reported for the three months ended June 30, 2020. Net income available to common shareholders for the second quarter of 2021 totaled $144 million, up 48% versus the $97 million we reported for the second quarter of 2020.

Excluding merger-related expenses and other non-recurring items, net income available to common shareholders on a non-GAAP basis was $156 million for the second quarter of 2021, up 61% compared to the second quarter of 2020.

On a per share basis, diluted earnings per share were $0.30, up 43% compared to the $0.21 during the second quarter of 2020. Excluding merger-related expenses and other non-recurring items, diluted earnings per share on a non-GAAP basis were $0.33 during the second quarter of 2021, up 57% compared to the $0.21 we reported during the second quarter of 2020.

For the six months ended June 30, 2021, net income totaled $297 million compared to $205 million for the six months ended June 30, 2020, up 45%. Net income available for common shareholders for the six months ended June 30, 2021 totaled $281 million compared to $189 million for the six months ended June 30, 2020, up 49%.

On a non-GAAP basis, excluding merger-related expenses and other non-recurring items, net income available for common shareholders for the six months ended June 30, 2021 totaled $293 million, up 55% compared to the $189 million we reported for the six months ended June 30, 2020.

On a per share basis, diluted earnings per share for the six months ended June 30, 2021 were $0.60, up 50% compared to $0.40 for the six months ended June 30, 2020. Excluding merger-related expenses and other non-recurring items, diluted earnings per share on a non-GAAP basis were $0.62 for the six months ended June 30, 2021, up 55% compared to $0.40 for the six months ended June 30, 2020.

Commenting on the Company’s performance, Chairman, President, and Chief Executive Officer, Thomas R. Cangemi stated: “I am very pleased to report another strong quarterly performance highlighted by continued net interest margin expansion, lower operating expenses, good loan growth, solid credit quality trends, and most importantly, a significant year-over-year increase in earnings per share. In fact, this is the Company’s best quarterly operating performance in over 15 years.

“Our diluted non-GAAP EPS were $0.33, up 57% compared to the year-ago quarter. The substantial improvement was the result of a number of metrics. Our net interest margin continued to expand during the second quarter. Excluding the impact from prepayments and excess liquidity, the net interest margin increased to 2.38%, up five basis points compared to the previous quarter and ahead of expectations.

“Operating expenses, excluding $10 million in merger-related expenses, were $129 million, down compared to the previous quarter and our efficiency ratio declined to 37%.

“During the quarter, we continued our deposit relationship with our technology partner to bring in additional low cost deposits related to the federal stimulus programs. These deposits increased to over $3 billion during the quarter before declining to $1.1 billion, where we expect them to stabilize. In addition, our efforts to bring in deposits from our borrowers is beginning to bear fruit. Loan-related deposits increased $388 million or 22% on an annualized basis to $3.9 billion compared to December 31, 2020.

“On the lending side, total loans held for investment increased 4% annualized compared to March 31, 2021, led by growth in all the portfolios, except for commercial real estate.

“Our asset quality metrics remained stable as non-performing assets declined 2% and the majority of deferred loans paying interest-only and escrow returned to full-payment status. In fact, total deferrals, full-payment and interest-only, have declined 86% to $1 billion from $7.4 billion last June.

Regarding our pending strategic merger with Flagstar, “As we move closer toward finalizing the transaction, both sides continue to work diligently on the integration planning process. Significant progress has been made to date and a number of key decisions have been made which will benefit the combined organization, including selection of the technology platform and systems we will use and the products and services we will offer our combined customer base. In addition, subject to the completion of the planned merger, we have named our Senior Executive Leadership Team, reporting directly to me and who will support our strategic priorities going forward.”

DIVIDEND DECLARATION

The Board of Directors declared a quarterly cash dividend of $0.17 per share on the Company’s common stock. Based on a closing price of $11.00 as of July 27, 2021, this represents an annualized dividend yield of 6.2%. The dividend is payable on August 17, 2021 to common shareholders of record as of August 7, 2021.

MERGER WITH FLAGSTAR BANCORP, INC.

On April 26, 2021, the Company announced that it had entered into a definitive merger agreement under which it would acquire Flagstar Bancorp, Inc. (“Flagstar”) in a 100% stock transaction. Under terms of the agreement, Flagstar shareholders will receive 4.0151 shares of New York Community common stock for each Flagstar share they own. Following completion of the transaction, New York Community shareholders are expected to own 68% of the combined company, while Flagstar shareholders are expected to own 32% of the combined company. Both Companies will hold their Special Meeting of Shareholders on Wednesday, August 4, 2021, virtually.

The new company will have over $87 billion in total assets, operate nearly 400 traditional branches in nine states, and 87 retail home lending offices across a 28-state footprint. It will have its headquarters in Hicksville, N.Y. with regional headquarters in Troy, Michigan, including Flagstar’s mortgage operations. The transaction is expected to close in the fourth quarter of 2021, subject to the satisfaction of customary closing conditions, including receipt of the requisite regulatory approvals and approval by the shareholders of each company.

BALANCE SHEET SUMMARY

At June 30, 2021, total assets were $57.5 billion, up $1.2 billion or 4% on an annualized basis compared to December 31, 2020, and were relatively unchanged compared to the $57.7 billion at March 31, 2021. Compared to the first quarter of 2021, our growth was driven by modest growth in the loan portfolio, which was offset by a decline in the level of cash and cash equivalents. Deposit growth on a period-end basis was flat, however, on an average basis, deposits increased 7% or $2.3 billion compared to the average at March 31, 2021. During most of the quarter, the Company had excess levels of liquidity as average cash balances increased $1.6 billion or 86% to $3.4 billion compared to the previous quarter.

Total loans and leases held for investment rose $449 million or 4% annualized to $43.6 billion compared to March 31, 2021. This quarter’s growth was driven by growth in the multi-family portfolio, the specialty finance portfolio, and to a lesser extent, the commercial and industrial (“C&I”) loan portfolio. This was offset by a modest decline in the commercial real estate (“CRE”) portfolio.

During the second quarter, the Company transferred $94 million of Paycheck Protection Program (“PPP”) loans which were designated as held for sale to held for investment. This accounted for about half of the increase in this loan category.

Excluding the transfer, total loans held for investment increased $355 million or 3% annualized on a linked-quarter basis.

At June 30, 2021, total deposits of $34.2 billion were relatively unchanged compared to the first quarter of 2021. Certificates of deposit (“CDs”) continued to decline while core deposits increased. Average deposits during the second quarter rose $2.3 billion or 7% to $34.8 billion, with all of the growth occurring in non-interest bearing deposits. This was largely the result of our ongoing deposit relationship with our technology partner.

Total borrowed funds decreased $300 million to $15.5 billion compared to March 31, 2021.

Loans

At June 30, 2021, the multi-family portfolio increased $345 million to $32.6 billion, compared to March 31, 2021, up 4% annualized. On a year-over-year basis, multi-family loans increased $945 million or 3%.

The specialty finance portfolio increased $59 million to $3.3 billion compared to March 31, 2021, up 7% annualized. On a year-to-date basis, specialty finance loans and leases are up $195 million or 13% annualized. Compared to the second quarter of 2020, the specialty finance portfolio has grown $334 million or 11%.

The CRE portfolio declined both year-to-date and compared to the previous quarter. CRE loans declined $23 million or 1% annualized compared to December 31, 2020 and $215 million or 12% annualized compared to March 31, 2021.

The weighted average life of the multi-family portfolio for the current second quarter was 2.4 years compared to 2.4 years in the previous quarter, while for the CRE portfolio, it was 2.3 years compared to 2.4 years for the previous quarter.

Originations

For the three months ended June 30, 2021, loans and leases originated for investment totaled $3.1 billion, up 21% compared to the prior quarter, exceeding the second quarter pipeline by $1.4 billion. The linked-quarter growth was driven by a 42% increase in multi-family originations, which rose to $2.1 billion and a 12% increase in specialty finance loans and leases to $606 million.

For the six months ended June 30, 2021, loans and leases originated for investment totaled $5.6 billion, down 7% compared to the first six months of 2020. Specialty finance loans and leases declined 31% to $1.1 billion, while multi-family originations declined 7% to $3.5 billion.

Pipeline

The current pipeline stands at $1.4 billion with 73% of this amount representing new money. The current pipeline includes $884 million of multi-family loans, $105 million of CRE loans, $377 million in specialty finance loans and leases, and $32 million in C&I loans.

Asset Quality

Loan Deferral Update

As of June 30, 2021, deferred loans paying interest-only and escrow totaled $1.0 billion, down $1.5 billion or 60% compared to $2.5 billion at March 31, 2021.

Non-Performing Assets

Non-performing assets (“NPAs”) at June 30, 2021 were relatively unchanged. NPAs totaled $40 million down 2% compared to $41 million at March 31, 2021. This represents seven basis points of total assets, unchanged compared to the previous quarter. Total non-performing loans (“NPLs”) at June 30, 2021 declined 3% to $32 million or seven basis points of total loans compared to the previous quarter or eight basis points of total loans.

As of June 30, 2021, our remaining taxi medallion-related exposure was $20 million compared to $21 million in the previous quarter.

Allowance for Loan and Lease Losses

At June 30, 2021, the allowance for credit losses (“ACL”) totaled $202 million, up $8 million compared to December 31, 2020 and up $4 million compared to March 31, 2021. As of June 30, 2021, the ACL represented 641.41% of total non-performing loans and 0.46% of total loans.

Deposits

At June 30, 2021, total deposits of $34.2 billion were flat on a linked-quarter basis but up $2.4 billion or 8% on a year-over-year basis. The Company continues to focus on reducing its reliance on CDs and growing core deposits. Accordingly, CDs declined $3.1 billion or 26% to $8.9 billion from the year-ago levels and $665 million or 28% annualized on a linked-quarter basis. CDs as a percentage of total deposits have declined from 38% in the year-ago quarter to 26% during the second quarter, while overall deposits have increased.

Non-interest bearing accounts increased $1.6 billion or 55% on a year-over-year basis, but were down modestly on a linked-quarter basis. This category includes deposits from our relationship with our technology partner, which increased to over $3 billion during the quarter, before settling at $1.1 billion.

In addition to growth in non-interest bearing accounts, all other core deposit categories increased both on a linked-quarter and year-over-year basis due to our recent initiatives. These initiatives include gathering more deposits from our borrowers. Included in total deposits at June 30, 2021, are $3.9 billion of deposits from our borrowers, up $388 million or 22% on an annualized basis since the beginning of the year, when we began to refocus on this source of funding.

CAPITAL POSITION

The Company’s capital position remains strong at both the holding company level and at the Bank level, as all of our regulatory capital ratios continue to exceed regulatory minimums to be classified as “Well Capitalized,” the highest regulatory classification.

The table below depicts the Company’s and the Bank’s regulatory capital ratios at those respective periods.

	June 30, 2021	March 31, 2021	June 30, 2020
REGULATORY CAPITAL RATIOS: (1)
New York Community Bancorp, Inc.
Common equity tier 1 ratio	9.84%	9.84%	9.77%
Tier 1 risk-based capital ratio	11.05	11.07	11.06
Total risk-based capital ratio	13.05	13.09	13.13
Leverage capital ratio	8.25	8.41	8.42
New York Community Bank
Common equity tier 1 ratio	12.26%	12.31%	12.37%
Tier 1 risk-based capital ratio	12.26	12.31	12.37
Total risk-based capital ratio	12.71	12.77	12.80
Leverage capital ratio	9.15	9.35	9.42

(1)

The minimum regulatory requirements for classification as a well-capitalized institution are a common equity tier 1 capital ratio of 6.5%; a tier one risk-based capital ratio of 8.00%; a total risk-based capital ratio of 10.00%; and a leverage capital ratio of 5.00%.

EARNINGS SUMMARY FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021

Net Interest Income

Net interest income for the three months ended June 30, 2021 increased $65 million or 24% on a year-over-year basis. This increase was primarily driven by a 36% or $57 million decline in interest expense and an $8 million or 2% rise in interest income. Interest income for the three months ended June 30, 2021 totaled $431 million compared to $423 million for the three months ended June 30, 2020, while interest expense totaled $100 million during the current second quarter compared to $157 million during the year-ago second quarter.

The improvement in the Company’s interest expense continues to be driven by lowering deposit costs as interest expense on deposits for the three months ended June 30, 2021 was $28 million compared to $83 million for the three months ended June 30, 2020, down $55 million or 66%.

Prepayment income for the three months ended June 30, 2021 totaled $27 million, up 145% or $16 million compared to the three months ended June 30, 2020. Excluding the impact from prepayment income, net interest income on a non-GAAP basis would have been $304 million, up $50 million or 20% compared to the year-ago quarter.

	For the Three Months Ended			June 30, 2021 compared to
	June 30, 2021	March 31, 2021	June 30, 2020	March 31, 2021	June 30, 2020
(dollars in millions)
Total interest income	$431	$423	$423	2%	2%
Total interest expense	100	105	157	-5%	-36%

Net interest income	$331	$318	$266	4%	24%
Less:
Total prepayment income	27	20	12	35%	125%

Net interest income excluding prepayment income	$304	$298	$254	2%	20%

Net interest income for the six months ended June 30, 2021 was $649 million, up $139 million or 27% compared to the six months ended June 30, 2020. As with our three month results, our six month results were driven by significantly lower interest expense. Interest expense for the six months ended June 30, 2021 declined $149 million or 42% compared to the six months ended June 30, 2020.

Prepayment income for the six months ended June 30, 2021 was $47 million, up $25 million or 114% compared to the six months ended June 30, 2020. Excluding the impact from prepayment income, net interest income on a non-GAAP basis was $602 million, up $114 million or 23%.

	For the Six Months Ended
	June 30, 2021	June 30, 2020	% Change
(dollars in millions)
Total interest income	$854	$864	-1%
Total interest expense	205	354	-42%

Net interest income	$649	$510	27%
Less:
Total prepayment income	47	22	114%

Net interest income excluding prepayment income	$602	$488	23%

Net Interest Margin

During the three months ended June 30, 2021, our net interest margin (“NIM”) continued to expand. During the current second quarter, the Company’s NIM was 2.50%, up two basis points on a linked-quarter basis and up 32 basis points compared to the year-ago quarter. Prepayment income contributed 20 basis points to this quarter’s NIM compared to 15 basis points in the previous quarter and nine basis points in the year-ago quarter. Additionally, during the current second quarter, the excess liquidity from our deposit relationship with our technology partner negatively impacted the NIM by eight basis points. Excluding the impact from prepayment income and the excess liquidity, the NIM on a non-GAAP basis would have been 2.38%, up five basis points on a linked-quarter basis and up 29 basis points on a year-over-year basis.

The Company’s average cost of deposits continued to decline during the current second quarter, declining eight basis points to 0.38% on a linked-quarter basis and 78 basis points on a year-over-year basis.

For the six months ended June 30, 2021, the NIM increased 39 basis points to 2.49% compared to the six months ended June 30, 2020. Prepayment income contributed 18 basis points to the first-half NIM, while excess liquidity related to the previously mentioned technology partner deposits reduced the NIM by four basis points. Excluding these items, the NIM on a non-GAAP basis would have been 2.35% for the first six months of 2021, up 35 basis points compared to the first half of 2020.

Provision for Credit Losses

For the three months ended June 30, 2021, the Company recorded a recovery of credit losses of $4 million compared to a provision of $18 million in the year-ago quarter and a provision of $4 million in the previous quarter. For the three months ended June 30, 2021, the Company recorded net recoveries of $6 million compared to net charge-offs of $4 million in the year-ago quarter and a net recovery of $1 million in the previous quarter of 2021.

For the six months ended June 30, 2021, the Company’s provision for credit losses was zero compared to $38 million for the first six months of 2020. During the first half of 2021, the Company recorded net recoveries of $7 million compared to net charge-offs of $14 million or 0.03% of average loans during the first half of 2020.

Pre-Provision Net Revenue (“PPNR”) (1)

The tables below detail the Company’s PPNR for the periods noted.

For the three months ended June 30, 2021, PPNR increased 32% to $208 million on a year-over-year basis compared to the three months ended June 30, 2020 and up 4% compared to the three months ended March 31, 2021. The current second quarter includes $10 million in merger-related expenses. Excluding these expenses, PPNR would have increased 38% to $218 million on a year-over-year basis and 9% on a linked-quarter basis.

For the six months ended June 30, 2021, PPNR totaled $408 million, up 39% compared to the six months ended June 30, 2020. Excluding the previously mentioned merger-related expenses of $10 million, PPNR for the first half of 2021 would have been $418 million, up 43% compared to the first half of 2020.

	For the Three Months Ended			June 30, 2021 compared to
	June 30, 2021	March 31, 2021	June 30, 2020	March 31, 2021	June 30, 2020
(dollars in millions)
Net interest income	$331	$318	$266	4%	24%
Non-interest income	16	14	15	14%	7%

Total revenues	$347	$332	$281	5%	23%
Total non-interest expense	139	132	123	5%	13%

Pre-(recovery of) provision for net revenue (PPNR)	208	200	158	4%	32%
(Recovery of) provision for credit losses	(4)	4	18	NM	NM

Income before taxes	$212	$196	$140	8%	51%
Income tax expense	60	51	35	18%	71%

Net Income	$152	$145	$105	5%	45%
Preferred stock dividends	8	8	8	0%	0%

Net income available to common shareholders	$144	$137	$97	5%	48%

	For the Six Months Ended
	June 30, 2021	June 30, 2020	% Change
(dollars in millions)
Net interest income	$649	$510	27%
Non-interest income	30	32	-6%

Total revenues	$679	$542	25%
Total non-interest expense	271	249	9%

Pre-provision net revenue (PPNR)	408	293	39%
Provision for credit losses	—	38	NM

Income before taxes	$408	$255	60%
Income tax expense	111	50	122%

Net Income	$297	$205	45%
Preferred stock dividends	16	16	0%

Net income available to common shareholders	$281	$189	49%

Non-Interest Income

For the three months ended June 30, 2021, total non-interest income was $16 million, up slightly from both the year-ago and previous quarters. For the six months ended June 30, 2021, total non-interest income was $30 million compared to $32 million for the six months ended June 30, 2020. The year-ago six month period included $1 million net gain on securities compared to no such gain during the first half of 2021.

Non-Interest Expense

For the three months ended June 30, 2021, non-interest expenses totaled $139 million, up $7 million or 5% on a linked-quarter basis and up $16 million or 13% on a year-over-year basis. Included in the current second quarter results are $10 million in merger-related expenses related to our upcoming strategic merger with Flagstar Bancorp, Inc. Excluding this expense, total non-interest expenses on a non-GAAP basis would have been $129 million, down $3 million or 2% compared to the previous quarter and up $6 million or 5% compared to the year-ago quarter. The linked-quarter decrease was driven mainly by a $4 million decline in compensation and benefits expense. Our efficiency ratio was 37%, compared to 40% in the previous quarter and compared to 44% in the year-ago quarter.

For the six months ended June 30, 2021, total non-interest expenses were $271 million, up $22 million or 9% compared to the six months ended June 30, 2020. Excluding the merger-related expenses of $10 million, total non-interest expenses on a non-GAAP basis would have been $261 million, up $12 million or 5% compared to the six months ended June 30, 2020. The year-over-year increase was primarily due to a $4 million increase in occupancy and equipment expense. The efficiency ratio was 38% compared to 46% in the year-ago period.

Income Taxes

For the three months ended June 30, 2021, the Company recorded income tax expense of $60 million, largely due to higher pre-tax income and a higher effective tax rate. The effective tax rate increased to 28.38% compared to 25.75% in the previous quarter and 24.80% in the year-ago quarter. This was primarily due to the non-deductibility of merger-related expenses and an increase in the New York State tax rate. For the six months ended June 30, 2021, the Company reported income tax expense of $111 million. This was also due to higher pre-tax income and a higher effective tax rate. The effective tax rate for the six months ended June 30, 2021 was 27.11% compared to 19.45% compared to the six months ended June 30, 2020.

About New York Community Bancorp, Inc.

Based in Hicksville, NY, New York Community Bancorp, Inc. is a leading producer of multi-family loans on non-luxury, rent-regulated apartment buildings in New York City, and the parent of New York Community Bank. At June 30, 2021, the Company reported assets of $57.5 billion, loans of $43.6 billion, deposits of $34.2 billion, and stockholders’ equity of $6.9 billion.

Reflecting our growth through a series of acquisitions, the Company operates 237 branches through eight local divisions, each with a history of service and strength: Queens County Savings Bank, Roslyn Savings Bank, Richmond County Savings Bank, Roosevelt Savings Bank, and Atlantic Bank in New York; Garden State Community Bank in New Jersey; Ohio Savings Bank in Ohio; and AmTrust Bank in Florida and Arizona.

Post-Earnings Release Conference Call

The Company will host a conference call on Wednesday, July 28, 2021, at 8:30 a.m. (Eastern Time) to discuss its second quarter 2021 performance. The conference call may be accessed by dialing (877) 407-8293 (for domestic calls) or (201) 689-8349 (for international calls) and asking for “New York Community Bancorp” or “NYCB.” A replay will be available approximately three hours following completion of the call through 11:59 p.m. on August 1, 2021 and may be accessed by calling (877) 660-6853 (domestic) or (201) 612-7415 (international) and providing the following conference ID: 13720785. In addition, the conference call will be webcast at ir.myNYCB.com, and archived through 5:00 p.m. on August 25, 2021.

Cautionary Statements Regarding Forward-Looking Information

This earnings release and the associated conference call may include forward-looking statements by the Company and our authorized officers pertaining to such matters as our goals, intentions, and expectations regarding revenues, earnings, loan production, asset quality, capital levels, and acquisitions, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; and our ability to achieve our financial and other strategic goals.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. Additionally, forward-looking statements speak only as of the date they are made; the Company does not assume any duty, and does not undertake, to update our forward-looking statements. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those anticipated in our statements, and our future performance could differ materially from our historical results.

Our forward-looking statements are subject to the following principal risks and uncertainties: the effect of the COVID-19 pandemic, including the length of time that the pandemic continues, the potential imposition of future shelter in place orders or additional restrictions on travel in the future, the effect of the pandemic on the general economy and on the businesses of our borrowers and their ability to make payments on their obligation, the remedial actions and stimulus measures adopted by federal, state, and local governments; the inability of employees to work due to illness, quarantine, or government mandates; general economic conditions and trends, either nationally or locally; conditions in the securities markets; changes in interest rates; changes in deposit flows, and in the demand for deposit, loan, and investment products and other financial services; changes in real estate values; changes in the quality or composition of our loan or investment portfolios; changes in competitive pressures among financial institutions or from non-financial institutions; changes in legislation, regulations, and policies; the impact of recently adopted accounting pronouncements; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the Company and Flagstar to terminate the definitive merger agreement among the Company, 615 Corp., and Flagstar; the outcome of any legal proceedings that may be instituted against the Company or Flagstar; the possibility that the proposed transaction with Flagstar will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the ability of the Company and Flagstar to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both of the Company and Flagstar to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where the Company and Flagstar do business; certain restrictions during the pendency of the proposed transaction that may impact the of the Company’ and Flagstar’ ability to pursue certain business opportunities or strategic transactions; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the Company and Flagstar may be unable to achieve expected synergies and operating efficiencies in the proposed transaction within the expected timeframes or at all and to successfully integrate Flagstar’s operations and those of the Company; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the Company’s and Flagstar’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by The Company’s issuance of additional shares of its capital stock in connection with the proposed transaction; and a variety of other matters which, by their nature, are subject to significant uncertainties and/or are beyond our control.

More information regarding some of these factors is provided in the Risk Factors section of our Form 10-K for the year ended December 31, 2020 and in other SEC reports we file. Our forward-looking statements may also be subject to other risks and uncertainties, including those we may discuss in this news release, on our conference call, during investor presentations, or in our SEC filings, which are accessible on our website and at the SEC’s website, www.sec.gov.

Important Information and Where You Can Find It

This press release may be deemed to be solicitation material in respect of the proposed transaction by the Company and Flagstar. In connection with the proposed transaction, the Company will file with the SEC a registration statement on Form S-4 to register the shares of the Company’s capital stock to be issued in connection with the proposed transaction. The registration statement will include a prospectus of the Company and a joint proxy statement of the Company and Flagstar, which will be sent to the stockholders of the Company and shareholders of Flagstar seeking certain approvals related to the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF NEW YORK COMMUNITY AND FLAGSTAR AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NEW YORK COMMUNITY, FLAGSTAR AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about New York Community and Flagstar, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by New York Community can also be obtained, without charge, by directing a request to Investor Relations, New York Community Bancorp, Inc., 615 Merrick Avenue, Westbury, New York 11590 or by telephone (516-683-4420). Copies of documents filed with the SEC by Flagstar can also be obtained, without charge, by directing requests to Investor Relations, Flagstar Bancorp, Inc., 5151 Corporate Drive, Troy, Michigan 48098 or by telephone: (248-312-5741).

Participants in the Solicitation of Proxies in Connection with Proposed Transaction

The Company, Flagstar, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding the Company’s NYCB’s directors and executive officers is available in its definitive proxy statement for its 2021 annual stockholders meeting, which was filed with the SEC on April 16, 2021, and certain of its Current Reports on Form 8-K. Information regarding Flagstar’s directors and executive officers is available in its definitive proxy statement for its 2021 annual stockholders meeting, which was filed with the SEC on April 15, 2021, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

- Financial Statements and Highlights Follow -

NEW YORK COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CONDITION

	June 30, 2021	December 31, 2020
	(unaudited)
(dollars in millions, except share data)
Assets
Cash and cash equivalents	$2,086	$1,948
Securities:
Available-for-sale	6,077	5,813
Equity investments with readily determinable fair values, at fair value	16	32

Total securities	6,093	5,845
Loans held for sale	—	117
Mortgage loans held for investment:
Multi-family	32,565	32,261
Commercial real estate	6,816	6,839
One-to-four family	190	236
Acquisition, development, and construction	187	90

Total mortgage loans held for investment	39,758	39,426
Other loans and leases held for investment:
Specialty Finance	3,252	3,057
Commercial and industrial	553	394
Other loans	12	7

Total other loans and leases held for investment	3,817	3,458

Total loans and leases held for investment	43,575	42,884
Less: Allowance for credit losses on loans and leases	(202)	(194)

Total loans and leases held for investment and held for sale, net	43,373	42,807

Federal Home Loan Bank stock, at cost	686	714
Premises and equipment, net	278	287
Operating lease right-of-use assets	256	267
Goodwill	2,426	2,426
Other assets	2,271	2,012

Total assets	$57,469	$56,306

Liabilities and Shareholders’ Equity
Deposits:
Interest-bearing checking and money market accounts	$12,803	$12,610
Savings accounts	7,890	6,416
Certificates of deposit	8,949	10,331
Non-interest-bearing accounts	4,535	3,080

Total deposits	34,177	32,437

Borrowed funds:
Wholesale borrowings	14,803	15,428
Junior subordinated debentures	360	360
Subordinated notes	296	296

Total borrowed funds	15,459	16,084
Operating lease liabilities	256	267
Other liabilities	661	676

Total liabilities	50,553	49,464

Shareholders’ equity:
Preferred stock at par $0.01 (5,000,000 shares authorized):
Series A (515,000 shares issued and outstanding)	503	503
Common stock at par $0.01 (900,000,000 shares authorized; 490,439,070 and 490,439,070 shares issued; and 465,056,962 and 463,901,808 shares outstanding, respectively)	5	5
Paid-in capital in excess of par	6,111	6,123
Retained earnings	617	494
Treasury stock, at cost (25,382,108 and 26,537,262 shares, respectively)	(245)	(258)
Accumulated other comprehensive loss, net of tax:
Net unrealized gain on securities available for sale, net of tax	1	67
Pension and post-retirement obligations, net of tax	(54)	(59)
Net unrealized loss on cash flow hedges, net of tax	(22)	(33)

Total accumulated other comprehensive loss, net of tax	(75)	(25)

Total shareholders’ equity	6,916	6,842

Total liabilities and shareholders’ equity	$57,469	$56,306

NEW YORK COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2021	March 31, 2021	June 30, 2020	June 30, 2021	June 30, 2020
(dollars in millions, except per share data)
Interest Income:
Loans and leases	$386	$383	$382	$769	$774
Securities and money market investments	45	40	41	85	90

Total interest income	431	423	423	854	864

Interest Expense:
Interest-bearing checking and money market accounts	7	9	10	16	39
Savings accounts	7	6	8	13	17
Certificates of deposit	14	18	65	32	145
Borrowed funds	72	72	74	144	153

Total interest expense	100	105	157	205	354

Net interest income	331	318	266	649	510
(Recovery of) provision for credit losses	(4)	4	18	—	38

Net interest income after (recovery of) provision for credit losses	335	314	248	649	472

Non-Interest Income:
Fee income	6	5	4	11	11
Bank-owned life insurance	8	7	9	15	17
Net gains on securities	—	—	1	—	1
Other income	2	2	1	4	3

Total non-interest income	16	14	15	30	32

Non-Interest Expense:
Operating expenses:
Compensation and benefits	74	78	75	152	155
Occupancy and equipment	22	21	21	43	39
General and administrative	33	33	27	66	55

Total operating expenses	129	132	123	261	249
Merger-related expenses	10	—	—	10	—

Total non-interest expense	139	132	123	271	249

Income before income taxes	212	196	140	408	255
Income tax expense	60	51	35	111	50

Net Income	152	145	105	297	205
Preferred stock dividends	8	8	8	16	16

Net income available to common shareholders	$144	$137	$97	$281	$189

Basic earnings per common share	$0.30	$0.29	$0.21	$0.60	$0.40

Diluted earnings per common share	$0.30	$0.29	$0.21	$0.60	$0.40

NEW YORK COMMUNITY BANCORP, INC.

RECONCILIATIONS OF CERTAIN GAAP AND NON-GAAP FINANCIAL MEASURES

(unaudited)

While stockholders’ equity, total assets, and book value per share are financial measures that are recorded in accordance with U.S. generally accepted accounting principles (“GAAP”), tangible stockholders’ equity, tangible assets, and tangible book value per share are not. Nevertheless, it is management’s belief that these non-GAAP measures should be disclosed in our earnings releases and other investor communications for the following reasons:

1.    Tangible stockholders’ equity is an important indication of the Company’s ability to grow organically and through business combinations, as well as its ability to pay dividends and to engage in various capital management strategies.

2.    Returns on average tangible assets and average tangible stockholders’ equity are among the profitability measures considered by current and prospective investors, both independent of, and in comparison with, the Company’s peers.

3.    Tangible book value per share and the ratio of tangible stockholders’ equity to tangible assets are among the capital measures considered by current and prospective investors, both independent of, and in comparison with, its peers.

Tangible stockholders’ equity, tangible assets, and the related non-GAAP profitability and capital measures should not be considered in isolation or as a substitute for stockholders’ equity, total assets, or any other profitability or capital measure calculated in accordance with GAAP. Moreover, the manner in which we calculate these non-GAAP measures may differ from that of other companies reporting non-GAAP measures with similar names.

The following table presents reconciliations of our common stockholders’ equity and tangible common stockholders’ equity, our total assets and tangible assets, and the related GAAP and non-GAAP profitability and capital measures at or for the periods indicated:

	At or for the			At or for the
	Three Months Ended			Six Months Ended
(dollars in millions)	June 30, 2021	March 31, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Total Stockholders’ Equity	$6,916	$6,796	$6,693	$6,916	$6,693
Less: Goodwill	(2,426)	(2,426)	(2,426)	(2,426)	(2,426)
Preferred stock	(503)	(503)	(503)	(503)	(503)

Tangible common stockholders’ equity	$3,987	$3,867	$3,764	$3,987	$3,764

Total Assets	$57,469	$57,657	$54,210	$57,469	$54,210
Less: Goodwill	(2,426)	(2,426)	(2,426)	(2,426)	(2,426)

Tangible Assets	$55,043	$55,231	$51,784	$55,043	$51,784

Average common stockholders’ equity	$6,368	$6,370	$6,153	$6,369	$6,171
Less: Average goodwill	(2,426)	(2,426)	(2,426)	(2,426)	(2,426)

Average tangible common stockholders’ equity	$3,942	$3,944	$3,727	$3,943	$3,745

Average Assets	$58,114	$56,306	$53,787	$57,215	$53,598
Less: Average goodwill	(2,426)	(2,426)	(2,426)	(2,426)	(2,426)

Average tangible assets	$55,688	$53,880	$51,361	$54,789	$51,172

Net income available to common stockholders	$144	$137	$97	$281	$189
GAAP MEASURES:
Return on average assets (1)	1.04%	1.03%	0.78%	1.04%	0.77%
Return on average common stockholders’ equity (2)	9.00	8.63	6.31	8.81	6.13
Book value per common share	$13.79	$13.53	$13.34	$13.79	$13.34
Common stockholders’ equity to total assets	11.16	10.92	11.42	11.16	11.42
NON-GAAP MEASURES:
Return on average tangible assets (1)	1.09	1.08%	0.82%	1.08	0.80%
Return on average tangible common stockholders’ equity (2)	14.54	13.93	10.42	14.23	10.11
Tangible book value per common share	$8.57	$8.32	$8.11	$8.57	$8.11
Tangible common stockholders’ equity to tangible assets	7.24	7.00	7.27	7.24	7.27

(1)

To calculate return on average assets for a period, we divide net income generated during that period by average assets recorded during that period. To calculate return on average tangible assets for a period, we divide net income by average tangible assets recorded during that period.

(2)

To calculate return on average common stockholders’ equity for a period, we divide net income available to common shareholders generated during that period by average common stockholders’ equity recorded during that period. To calculate return on average tangible common stockholders’ equity for a period, we divide net income available to common shareholders generated during that period by average tangible common stockholders’ equity recorded during that period.

While diluted earnings per common share, net income, net income available to common shareholders, and total non-interest income are financial measures that are recorded in accordance with GAAP, financial measures that adjust these GAAP measures to exclude expenses to our pending merger with Flagstar and the revaluation of deferred taxes related to New York State tax rate change are not. Nevertheless, it is management’s belief that these non-GAAP measures should be disclosed in our earnings release and other investor communications because they are not considered part of recurring operations and are included because the Company believes they may provide useful supplemental information for evaluating the underlying performance trends of the Company.

(dollars in millions)	For the Three Months Ended June 30, 2021	For the Six Months Ended June 30, 2021
Net income - GAAP	$152	$297
Merger-related expenses (1)	10	10
Revaluation of deferred taxes related to New York State tax rate change	2	2

Net income - non-GAAP	164	309
Preferred stock dividends	8	16

Net income available to common shareholders - non - GAAP	$156	$293

Diluted earnings per common share - GAAP	$0.30	$0.60
Diluted earnings per common share - non - GAAP	$0.33	$0.62

(1)	There is no tax effect as these merger related expenses are non-deductible

While net income is a financial measure that is calculated in accordance with GAAP, PPNR and PPNR excluding merger-related expenses are non-GAAP financial measures. Nevertheless, it is management’s belief that these non-GAAP measures should be disclosed in our earnings releases and other investor communications because management believes these measures are relevant to understanding the performance of the Company attributable to elements other than the provision for credit losses and the ability of the Company to generate earnings sufficient to cover estimated credit losses, particularly in view of the volatility of the provision for credit losses resulting from the implementation of CECL and the economic impact of the COVID-19 pandemic. These measures also provide a meaningful basis for comparison to other financial institutions since it is commonly employed and is a measure frequently cited by investors and analysts. The following table reconciles the non-GAAP financial measures of PPNR and PPNR excluding merger-related expenses to the comparable GAAP financial measures of net income for the stated periods:

	For the Three Months Ended			June 30, 2021 compared to
	June 30, 2021	March 31, 2021	June 30, 2020	March 31, 2021	June 30, 2020
(dollars in millions)
Net interest income	$331	$318	$266	4%	24%
Non-interest income	16	14	15	14%	7%

Total revenues	$347	$332	$281	5%	23%
Total non-interest expense	139	132	123	5%	13%

Pre-(recovery of) provision for net revenue (non-GAAP)	208	200	158	4%	32%
Merger-related expenses	10	—	—	NM	NM

Pre-(recovery of) provision for net revenue excluding merger related expenses (non-GAAP)	218	200	158	9%	38%
(Recovery of) provision for credit losses	(4)	4	18	NM	NM
Merger-related expenses	10	—	—	NM	NM

Income before taxes	$212	$196	$140	8%	51%
Income tax expense	60	51	35	18%	71%

Net Income (GAAP)	$152	$145	$105	5%	45%

	For the Six Months Ended
	June 30, 2021	June 30, 2020	% Change
(dollars in millions)
Net interest income	$649	$510	27%
Non-interest income	30	32	-6%

Total revenues	$679	$542	25%
Total non-interest expense	271	249	9%

Pre-provision net revenue (non-GAAP)	408	293	39%
Merger-related expenses	10	—	NM

Pre-provision net revenue excluding merger related expenses (non-GAAP)	418	293	43%
Provision for credit losses	—	38	NM
Merger-related expenses	10	—	NM

Income before taxes	$408	$255	60%
Income tax expense	111	50	122%

Net Income (GAAP)	$297	$205	45%

NEW YORK COMMUNITY BANCORP, INC.

NET INTEREST INCOME ANALYSIS

LINKED-QUARTER AND YEAR-OVER-YEAR COMPARISONS

(unaudited)

	For the Three Months Ended
	June 30, 2021			March 31, 2021			June 30, 2020
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/Cost
(dollars in millions)
Assets:
Interest-earning assets:
Mortgage and other loans, net	$42,817	$386	3.60%	$42,736	$383	3.59%	$41,853	$382	3.65%
Securities (2)(3)	6,790	43	2.55	6,517	39	2.36	5,920	41	2.77
Interest-earning cash and cash equivalents	3,415	2	0.27	1,835	1	0.28	856	—	0.10

Total interest-earning assets	53,023	$431	3.25	51,088	423	3.32	48,629	423	3.48
Non-interest-earning assets	5,092			5,218			5,158

Total assets	$58,114			$56,306			$53,787

Liabilities and Stockholders’ Equity:
Interest-bearing deposits:
Interest-bearing checking and money market accounts	$12,699	$7	0.24%	$12,626	$9	0.28%	$10,540	$10	0.38%
Savings accounts	7,487	7	0.36	6,713	6	0.38	5,336	8	0.62
Certificates of deposit	9,154	14	0.58	9,984	18	0.75	13,135	65	2.00

Total interest-bearing deposits	29,340	28	0.38	29,323	33	0.46	29,011	83	1.16
Borrowed funds	15,724	72	1.82	15,995	72	1.82	14,403	74	2.06

Total interest-bearing liabilities	45,064	100	0.88	45,318	105	0.94	43,414	157	1.46
Non-interest-bearing deposits	5,488			3,243			3,040
Other liabilities	691			872			676

Total liabilities	51,243			49,433			47,130
Stockholders’ equity	6,871			6,873			6,657

Total liabilities and stockholders’ equity	$58,114			$56,306			$53,787

Net interest income/interest rate spread		$331	2.37%		$318	2.38%		$266	2.02%

Net interest margin			2.50%			2.48%			2.18%

Ratio of interest-earning assets to interest-bearing liabilities			1.18x			1.13x			1.12x

NEW YORK COMMUNITY BANCORP, INC.

NET INTEREST INCOME ANALYSIS

YEAR-OVER-YEAR COMPARISONS

(unaudited)

	For the Six Months Ended June 30,
	2021			2020
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
(dollars in millions)
Assets:
Interest-earning assets:
Mortgage and other loans, net	$42,777	$769	3.60%	$41,682	$774	3.71%
Securities	6,654	82	2.46	6,134	88	2.88
Interest-earning cash and cash equivalents	2,630	3	0.27	760	2	0.55

Total interest-earning assets	52,061	854	3.28	48,576	864	3.56
Non-interest-earning assets	5,154			5,022

Total assets	$57,215			$53,598

Liabilities and Stockholders’ Equity:
Interest-bearing deposits:
Interest-bearing checking and money market accounts	$12,663	$16	0.26%	$10,305	$39	0.75%
Savings accounts	7,102	13	0.37	5,085	17	0.68
Certificates of deposit	9,566	32	0.67	13,628	145	2.14

Total interest-bearing deposits	29,331	61	0.42	29,018	201	1.39
Borrowed funds	15,859	144	1.82	14,421	153	2.14

Total interest-bearing liabilities	45,190	205	0.91	43,439	354	1.64
Non-interest-bearing deposits	4,372			2,805
Other liabilities	781			680

Total liabilities	50,343			46,924
Stockholders’ equity	6,872			6,674

Total liabilities and stockholders’ equity	$57,215			$53,598

Net interest income/interest rate spread		$649	2.37%		$510	1.92%

Net interest margin			2.49%			2.10%

Ratio of interest-earning assets to interest-bearing liabilities			1.15x			1.12x

NEW YORK COMMUNITY BANCORP, INC.

CONSOLIDATED FINANCIAL HIGHLIGHTS

(unaudited)

	For the Three Months Ended			For the Six Months Ended
(dollars in millions except share and per share data)	June 30, 2021	March 31, 2021	June 30, 2020	June 30, 2021	June 30, 2020
PROFITABILITY MEASURES:
Net income	$152	$145	$105	$297	$205
Net income available to common shareholders	144	137	97	281	189
Basic earnings per common share	0.30	0.29	0.21	0.60	0.40
Diluted earnings per common share	0.30	0.29	0.21	0.60	0.40
Return on average assets	1.04%	1.03%	0.78%	1.04%	0.77%
Return on average tangible assets (1)	1.09	1.08	0.82	1.08	0.80
Return on average common shareholders’ equity	9.00	8.63	6.31	8.81	6.13
Return on average tangible common shareholders’ equity (1)	14.54	13.93	10.42	14.23	10.11
Efficiency ratio (2)	37.11	39.87	43.94	38.46	45.91
Operating expenses to average assets	0.89	0.94	0.92	0.47	0.93
Interest rate spread	2.37	2.38	2.02	2.37	1.92
Net interest margin	2.50	2.48	2.18	2.49	2.10
Effective tax rate	28.38	25.75	24.80	27.11	19.45
Shares used for basic common EPS computation	464,092,947	463,292,906	461,933,533	463,695,136	463,463,751
Shares used for diluted common EPS computation	464,894,538	463,886,937	462,489,493	464,393,521	463,951,068
Common shares outstanding at the respective period-ends	465,056,962	465,074,384	463,933,831	465,056,962	463,933,831

(1)	See the reconciliations of these non-GAAP measures with the comparable GAAP measures on page 12 of this release.
(2)	We calculate our efficiency ratio by dividing our operating expenses by the sum of our net interest income and non-interest income.

	June 30, 2021	March 31, 2021	June 30, 2020
CAPITAL MEASURES:
Book value per common share	$13.79	$13.53	$13.34
Tangible book value per common share (1)	8.57	8.32	8.11
Common shareholders’ equity to total assets	11.16%	10.92%	11.42%
Tangible common shareholders’ equity to tangible assets (1)	7.24	7.00	7.27

(1)	See the reconciliations of these non-GAAP measures with the comparable GAAP measures on page 12 of this release.

NEW YORK COMMUNITY BANCORP, INC.

SUPPLEMENTAL FINANCIAL INFORMATION

(unaudited)

				June 30, 2021 compared to
	June 30, 2021	March 31, 2021	June 30, 2020	March 31, 2021	June 30, 2020
(dollars in millions, except share data)
Assets
Cash and cash equivalents	$2,086	$2,723	$1,405	-23%	48%
Securities:
Available-for-sale	6,077	6,178	5,168	-2%	18%
Equity investments with readily determinable fair values, at fair value	16	16	34	0%	-53%

Total securities	6,093	6,194	5,202	-2%	17%
Loans held for sale	—	141	103	NM	NM
Mortgage loans held for investment:
Multi-family	32,565	32,220	31,620	1%	3%
Commercial real estate	6,816	7,031	6,933	-3%	-2%
One-to-four family	190	208	321	-9%	-41%
Acquisition, development, and construction	187	116	126	61%	48%

Total mortgage loans held for investment	39,758	39,575	39,000	0%	2%
Other loans and leases held for investment:
Specialty Finance	3,252	3,193	2,918	2%	11%
Commercial and industrial	553	352	381	57%	45%
Other loans	12	6	7	100%	71%
Total other loans and leases held for investment	3,817	3,551	3,306	7%	15%

Total loans and leases held for investment	43,575	43,126	42,306	1%	3%
Less: Allowance for credit losses on loans and leases	(202)	(198)	(174)	2%	16%

Total loans and leases held for investment and held for sale, net	43,373	43,069	42,235	1%	3%

Federal Home Loan Bank stock, at cost	686	699	669	-2%	3%
Premises and equipment, net	278	282	297	-1%	-6%
Operating lease right-of-use assets	256	262	278	-2%	-8%
Goodwill	2,426	2,426	2,426	0%	0%
Other assets	2,271	2,002	1,698	13%	34%

Total assets	$57,469	$57,657	$54,210	0%	6%

Liabilities and Shareholders’ Equity
Deposits:
Interest-bearing checking and money market accounts	$12,803	$12,665	$11,141	1%	15%
Savings accounts	7,890	7,044	5,625	12%	40%
Certificates of deposit	8,949	9,614	12,043	-7%	-26%
Non-interest-bearing accounts	4,535	4,874	2,921	-7%	55%

Total deposits	34,177	34,197	31,730	0%	8%

Borrowed funds:
Wholesale borrowings	14,803	15,103	14,353	-2%	3%
Junior subordinated debentures	360	360	360	0%	0%
Subordinated notes	296	296	295	0%	0%

Total borrowed funds	15,459	15,759	15,008	-2%	3%
Operating lease liabilities	256	262	278	-2%	-8%
Other liabilities	661	643	501	3%	32%

Total liabilities	50,553	50,861	47,517	-1%	6%

Shareholders’ equity:
Preferred stock at par $0.01 (5,000,000 shares authorized):
Series A (515,000 shares issued and outstanding)	503	503	503	0%	0%
Common stock at par $0.01 (900,000,000 shares authorized; 490,439,070; 490,439,070; and 490,439,070 shares issued; and 465,056,962; 465,074,384; and 463,933,831 shares outstanding, respectively)	5	5	5	0%	0%
Paid-in capital in excess of par	6,111	6,103	6,109	0%	0%
Retained earnings	617	552	363	12%	70%
Treasury stock, at cost (25,382,108; 25,364,686 and 26,505,239 shares, respectively)	(245)	(245)	(257)	0%	-5%
Accumulated other comprehensive loss, net of tax:
Net unrealized (loss) gain on securities available for sale, net of tax	1	(42)	66	NM	-98%
Pension and post-retirement obligations, net of tax	(54)	(55)	(56)	-2%	-4%
Net unrealized loss on cash flow hedges, net of tax	(22)	(25)	(40)	-12%	-45%

Total accumulated other comprehensive loss, net of tax	(75)	(122)	(30)	-39%	150%

Total shareholders’ equity	6,916	6,796	6,693	2%	3%

Total liabilities and shareholders’ equity	$57,469	$57,657	$54,210	0%	6%

NEW YORK COMMUNITY BANCORP, INC.

SUPPLEMENTAL FINANCIAL INFORMATION (continued)

(unaudited)

	For the Three Months Ended			June 30, 2021 compared to
	June 30, 2021	March 31, 2021	June 30, 2020	March 31, 2021	June 30, 2020
(dollars in millions, except per share data)
Interest Income:
Loans and leases	$386	$383	$382	1%	1%
Securities and money market investments	45	40	41	13%	10%

Total interest income	431	423	423	2%	2%

Interest Expense:
Interest-bearing checking and money market accounts	7	9	10	-22%	-30%
Savings accounts	7	6	8	17%	-13%
Certificates of deposit	14	18	65	-22%	-78%
Borrowed funds	72	72	74	0%	-3%

Total interest expense	100	105	157	-5%	-36%

Net interest income	331	318	266	4%	24%
(Recovery of) provision for credit losses	(4)	4	18	NM	NM

Net interest income after (recovery of) provision for credit losses	335	314	248	7%	35%

Non-Interest Income:
Fee income	6	5	4	20%	50%
Bank-owned life insurance	8	7	9	14%	-11%
Net gains on securities	—	—	1	NM	NM
Other income	2	2	1	0%	100%

Total non-interest income	16	14	15	14%	7%

Non-Interest Expense:
Operating expenses:
Compensation and benefits	74	78	75	-5%	-1%
Occupancy and equipment	22	21	21	5%	5%
General and administrative	33	33	27	0%	22%

Total operating expenses	129	132	123	-2%	5%
Merger-related expenses	10	—	—	NM	NM

Total non-interest expense	139	132	123	5%	13%

Income before income taxes	212	196	140	8%	51%
Income tax expense	60	51	35	18%	71%

Net Income	152	145	105	5%	45%
Preferred stock dividends	8	8	8	0%	0%

Net income available to common shareholders	$144	$137	$97	5%	48%

Basic earnings per common share	$0.30	$0.29	$0.21	3%	43%

Diluted earnings per common share	$0.30	$0.29	$0.21	3%	43%

Dividends per common share	$0.17	$0.17	$0.17	0%	0%

NEW YORK COMMUNITY BANCORP, INC.

SUPPLEMENTAL FINANCIAL INFORMATION (continued)

The following tables summarize the contribution of loan and securities prepayment income on the Company’s interest income and net interest margin for the periods indicated.

	For the Three Months Ended						June 30, 2021 compared to
	June 30, 2021		March 31, 2021		June 30, 2020		March 31, 2021		June 30, 2020
(dollars in millions)
Total Interest Income	$431		$423		$423		2%		2%
Prepayment Income:
Loans	$22		$19		$12		16%		83%
Securities	5		1		—		400%		NM

Total prepayment income	$27		$20		$12		35%		125%

GAAP Net Interest Margin	2.50%		2.48%		2.18%		2	bp	32	bp
Adjustments:
Less prepayment income from loans	-17	bp	-15	bp	-9	bp	-2	bp	-8	bp
Less prepayment income from securities	-3		—		—		-3	bp	-3	bp
Add excess liquidity	8		—		—		8	bp	8	bp

Total prepayment income contribution to net interest margin	-12	bp	-15	bp	-9	bp	3	bp	-3	bp

Adjusted Net Interest Margin (non-GAAP) (1)	2.38%		2.33%		2.09%		5	bp	29	bp

	For the Six Months Ended
	June 30, 2021		June 30, 2020		% Change
(dollars in millions)
Total Interest Income	$854		$864		-1%
Prepayment Income:
Loans	$41		$21		95%
Securities	6		1		500%

Total prepayment income	$47		$22		114%

GAAP Net Interest Margin	2.49%		2.10%		39	bp
Adjustments:
Less prepayment income from loans	-16	bp	-9	bp	-7	bp
Less prepayment income from securities	-2		-1		-1	bp
Add excess liquidity	4		—		4

Total prepayment income contribution to net interest margin	-14	bp	-10	bp	-4	bp

Adjusted Net Interest Margin (non-GAAP) (1)	2.35%		2.00%		35	bp

While our net interest margin, including the contribution of prepayment income is recorded in accordance with GAAP, adjusted net interest margin, which excludes the contribution of prepayment income is not. Nevertheless, management uses this non-GAAP measure in its analysis of our performance, and believes that this non-GAAP measure should be disclosed in our earnings releases and other investor communications for the following reasons:

1.

Adjusted net interest margin gives investors a better understanding of the effect of prepayment income and other items on our net interest margin. Prepayment income in any given period depends on the volume of loans that refinance or prepay, or securities that prepay, during that period. Such activity is largely dependent on external factors such as current market conditions, including real estate values, and the perceived or actual direction of market interest rates.

2.	Adjusted net interest margin is among the measures considered by current and prospective investors, both independent of, and in comparison with, our peers.

NEW YORK COMMUNITY BANCORP, INC.

SUPPLEMENTAL FINANCIAL INFORMATION (continued)

LOANS ORIGINATED FOR INVESTMENT

(unaudited)

	For the Three Months Ended			June 30, 2021 compared to
	June 30, 2021	March 31, 2021	June 30, 2020	March 31, 2021	June 30, 2020
(dollars in millions)
Mortgage Loans Originated for Investment:
Multi-family	$2,078	$1,466	$2,413	42%	-14%
Commercial real estate	70	443	90	-84%	-22%
One-to-four family residential	46	22	18	109%	156%
Acquisition, development, and construction	70	6	1	NM	NM

Total mortgage loans originated for investment	2,264	1,937	2,522	17%	-10%

Other Loans Originated for Investment:
Specialty Finance	606	541	700	12%	-13%
Other commercial and industrial	193	63	57	206%	239%
Other	2	1	1	100%	100%

Total other loans originated for investment	801	605	758	32%	6%

Total Loans Originated for Investment	$3,065	$2,542	$3,280	21%	-7%

	For the Six Months Ended
	June 30, 2021	June 30, 2020	% Change
(dollars in millions)
Mortgage Loans Originated for Investment:
Multi-family	$3,544	$3,831	-7%
Commercial real estate	513	282	82%
One-to-four family residential	68	45	51%
Acquisition, development, and construction	76	5	NM

Total mortgage loans originated for investment	4,201	4,163	1%

Other Loans Originated for Investment:
Specialty Finance	1,147	1,657	-31%
Other commercial and industrial	256	180	42%
Other	3	2	50%

Total other loans originated for investment	1,406	1,839	-24%

Total Loans Originated for Investment	$5,607	$6,002	-7%

NEW YORK COMMUNITY BANCORP, INC.

SUPPLEMENTAL FINANCIAL INFORMATION (continued)

ASSET QUALITY SUMMARY

(unaudited)

The following table presents the Company’s non-performing loans and assets at the respective dates:

				June 30, 2021 compared to
	June 30, 2021	March 31, 2021	June 30, 2020	March 31, 2021	June 30, 2020
(dollars in millions)
Non-Performing Assets:
Non-accrual mortgage loans:
Multi-family	$9	$10	$6	-10%	50%
Commercial real estate	12	12	16	0%	-25%
One-to-four family residential	2	1	2	100%	0%
Acquisition, development, and construction	—	—	—	NM	NM

Total non-accrual mortgage loans	23	23	24	0%	-4%

Other non-accrual loans (1)	$9	10	30	-10%	-70%

Total non-performing loans	32	33	54	-3%	-41%
Repossessed assets (2)	8	8	9	0%	-11%

Total non-performing assets	$40	$41	$63	-2%	-37%

(1)	Includes $9 million, $10 million and $26 million of non-accrual taxi medallion-related loans at June 30, 2021, March 31, 2021 and June 30, 2020, respectively.
(2)	Includes $5 million, $5 million and $8 million of repossessed taxi medallions at June 30, 2021, March 31, 2021, and June 30, 2020, respectively.

The following table presents the Company’s asset quality measures at the respective dates:

	June 30, 2021	March 31, 2021	June 30, 2020
Non-performing loans to total loans	0.07%	0.08%	0.13%
Non-performing assets to total assets	0.07	0.07	0.12
Allowance for losses on loans to non-performing loans	641.41	596.05	324.73
Allowance for losses on loans to total loans	0.46	0.46	0.41

The following table presents the Company’s loans 30 to 89 days past due at the respective dates:

				June 30, 2021 compared to
	June 30, 2021	March 31, 2021	June 30, 2020	March 31, 2021	June 30, 2020
(dollars in millions)
Loans 30 to 89 Days Past Due:
Multi-family	$9	$1	$—	800%	NM
Commercial real estate	15	19	—	-21%	NM
One-to-four family residential	—	—	2	NM	NM
Acquisition, development, and construction	—	—	—	NM	NM
Other (1)	11	—	—	NM	NM

Total loans 30 to 89 days past due	$35	$20	$2	75%	NM

(1)	Does not include any taxi medallion loans at the respective dates.

NEW YORK COMMUNITY BANCORP, INC.

SUPPLEMENTAL FINANCIAL INFORMATION (continued)

The following table summarizes the Company’s net charge-offs (recoveries) for the respective periods:

	For the Three Months Ended			For the Six Months Ended
	June 30, 2021	March 31, 2021	June 30, 2020	June 30, 2021	June 30, 2020
(dollars in millions)
Charge-offs:
Multi-family	$1	$1	$—	$2	$—
Commercial real estate	—	—	—	—	—
One-to-four family residential	—	—	—	—	—
Acquisition, development, and construction	—	—	—	—	—
Other (1)	—	3	4	3	14

Total charge-offs	$1	$4	$4	$5	$14

Recoveries:
Multi-family	$—	$—	$—	$—	$—
Commercial real estate	(2)	—	—	(2)	—
One-to-four family residential	—	—	—	—	—
Acquisition, development, and construction	—	—	—	—	—
Other (1)	(5)	(5)	—	(10)	—

Total recoveries	(7)	(5)	—	(12)	—

Net (recoveries) charge-offs	$(6)	$(1)	$4	$(7)	$14

Net (recoveries) charge-offs to average loans (2)	(0.01)%	0.00%	0.01%	(0.02)%	0.03%

(1)

Includes taxi medallion loans of $(1) million, $2 million, and $3 million, respectively, for the three months ended June 30, 2021, March 31, 2021, and June 30, 2020 and $1 million and $10 million, respectively, for the six months ended June 30, 2021 and 2020.

(2)	Three and six months ended presented on a non-annualized basis.